HG Holdings, Inc.

2115 E. 7th Street, Suite 101

Charlotte, North Carolina 28204

(252) 355-4610

May 11, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:     Ruairi Regan, Office of Real Estate & Construction

Re:	HG Holdings, Inc.

Registration Statement on Form S-1

File No. 333-235539

Acceleration Request

Requested Date:      May 13, 2020

Requested Time:     4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, HG Holdings, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission to Wednesday, May 13, 2020, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David W. Robertson of McGuireWoods LLP, at (804) 775-1031, and that such effectiveness also be confirmed in writing by email to David W. Robertson at drobertson@mcguirewoods.com.

Very truly yours, HG HOLDINGS, INC.

By:	/s/ Brad G. Garner
Brad G. Garner
Principal Financial and Accounting Officer

cc:	Steven A. Hale II

David W. Robertson